June 1, 2011
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and
Exchange Commission
Washington, D.C. 20549-7010
Ms. Nudrat Salik
Staff Accountant
United States Securities and
Exchange Commission
Washington, D.C. 20549-7010

Re:	NVR, Inc., File 1-12378 Form 10-K for the year ended December 31, 2010 Form 10-Q for the period ended March 31, 2011
Dear Mr. Decker and Ms. Salik;
     We received your letter dated May 19, 2011 notifying us of your review of the above referenced reports. We have responded to each of your comments below. In all instances, where we have proposed to revise our disclosure in future reports, our proposed additions to our prior disclosure are marked with underlined text, and deletions are marked by strikethrough text.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Results of Operations for the Years Ended December 31, 2010, 2009 and 2008 Homebuilding Operations, page 18
Staff Comment: 2. To the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profit. Please refer to Items 303(A)(3)(i) and (ii) of regulation S-K for guidance.

     Unlike our peer group, we do not build finished homes and then market them for sale to customers (“spec inventory”). The only exception to this practice is that we occasionally purchase lots for and start construction of multi-family buildings where fewer than 100% of the units have been pre-sold. We purchase and acquire title to finished lots from our developers on a “just-in-time” basis, meaning that when we have a sale contract with the customer and we are ready to commence construction of the customer’s home, we buy the lot. From the time we acquire the finished lot, our building cycle averages less than 100 days. We also structure our lot option contracts such that we do not typically buy more lots than we need to start pre-sold homes.
     In addition to the limited exception discussed above, the unsold “spec” and unsold lot inventory that we own typically comes from customer cancellations after the start of the construction cycle. Customer cancellations occur for a variety of reasons beyond our control, including the customer’s inability to obtain mortgage financing or sell an existing home, or the customer’s loss of his or her job. When cancellation occurs, because of our short construction cycle, the inventory has only been held for a relatively short period of time, which aids in limiting any potential losses by us on resale. Further, our “asset light” philosophy results in our discounting the price of the home to turn the unsold inventory to cash as quickly as possible.
     Because of the above, we typically do not experience material changes in revenue between our revenue estimate at time of impairment and the actual settlement revenue recognized at the settlement of the home, as demonstrated by the following table:
Unsold Inventory Impairments for the Years Ended December 31, 2010, 2009 and 2008 (All amounts in 000’s)

			Change
			Between		Percent of
	Revenue	Actual	Actual		Change to
	Estimate at	Revenue	and	Total	Total
	Time of	Upon	Estimated	Homebuilding	Homebuilding
Year	Impairment	Settlement	Revenues	Revenues	Revenues
2010	$12,547	$12,674	$127	$2,980,758	.0043%
2009	8,932	9,294	362	2,683,467	.0135%
2008	5,495	5,470	(25)	3,638,702	(.0007%)

Total	$26,974	$27,438	$464	$9,302,927	.005%
     In the event that material differences in revenues were to result from prior adjustments to the value of owned lots, we confirm that we would provide a discussion of such in our management discussion and analysis pursuant to Items 303(A)(3)(i) and (ii) of Regulation S-K.
Homebuilding Inventory, page 23
Staff comment: 3. Please disclose why the total amount of sold inventory would not equal the lots and housing units, covered under sales agreements with customers balance sheet line item. In a similar manner, please disclose why the total amount of unsold lots and housing units inventory would not equal the unsold lots and housing units balance sheet line item.
     In the first full paragraph on page 63 of footnote 2 to the financial statements, we discuss the reconciling items between the reported segment profit and asset amounts and the consolidated amounts per the financial statements. We state in that paragraph that there are certain “[c]onsolidation adjustments consist[ing] of such items necessary to convert the reportable segments’ results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company’s operating segments.”
     We confirm that, in future filings, we will revise the disclosure of our MD&A segment inventory tables by adding the following footnote, consistent with this example from our 2010 Form 10-K:
“Homebuilding Inventory:

	As of December 31,
	2010	2009	2008
Sold inventory:
Mid Atlantic	$182,128	$219,885	$215,587
North East	20,703	36,315	31,321
Mid East	43,506	60,107	41,751
South East	23,711	21,521	29,781

Total (1)	$270,048	$337,828	$318,440

Unsold lots and housing units inventory:
Mid Atlantic	$42,682	$47,120	$30,370
North East	3,687	4,152	4,195
Mid East	11,089	16,353	14,549
South East	8,967	4,783	5,878

Total (1)	$66,425	$72,408	$54,992

(1)	The reconciling items between segment inventory and consolidated inventory include certain consolidation adjustments necessary to convert the reportable segments’ results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes and are not allocated to our operating segments.”

Mortgage Banking Statement
Mortgage Banking — Other, page 31
Staff comment: 4. Mortgage loans held for sale increased from $40.1 million at December 31, 2009 to $177.2 million at December 31, 2010. Your disclosures indicate that this was partially due to a change in April 2010 in the method by which you deliver loans into your sale distribution channels. While loans are still typically sold to investors within 30 days of settlement, the change has resulted in loans remaining in inventory for a longer period of time than under your previous loan sale channels. Please disclose the nature of the change in methods as well as the impact of the change on your rights and obligations related to these loans. Please also discuss any additional risks, if any, associated with the new method, including additional risks regarding your ability to sell these loans.
     We confirm that, in future filings, we will revise the disclosure of our loan sale methods, when appropriate, as follows:
     “NVRM continues to manage its interest rate risk by entering into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers to mitigate the effect of the interest rate risk inherent in providing rate lock commitments to our borrowers. However, in April 2010, NVRM changed the method by which we deliver loans into our sale distribution channels in order to increase our profitability. We ceased participating in a program with one of our largest investors that provided for quicker loan sales, and thus quicker receipt of loan sales proceeds, for which we were charged a fee (“early purchase program”). While loans are still typically sold to investors within 30 days of settlement, including to the same investor with which we participated in the early purchase program, the change has resulted in loans remaining in inventory for a period of approximately 21 days prior to being sold compared to approximately 11 days under the early purchase program. The change did not result in any change in our rights and obligations upon sale relative to our originated loans. Further, because we are continuing to enter into forward sales contracts to sell whole loans and mortgage-backed securities to broker/dealers, the change has not resulted in any additional risks relative to our ability to sell our loans. This change has resulted in an increase in the mortgages held for sale balance included in the consolidated balance sheet for December 31, 2010 compared to previous years and in the related interest income.”
Cash Flows
Staff comment: 5. It appears that your cash flows from operations were negatively impacted by your mortgage activity. In this regard, we note that in 2008 and 2009 your proceeds from sales of mortgage loans exceeded your cash outflows related to the mortgage loans closed. In 2010, your cash outflows related to mortgage loans closed exceeded your proceeds from sales of mortgage loans. We assume that this negative impact to your cash flows from operations was related to the change in the method by which you deliver loans into your sales distribution channels. Please clarify whether you expect this negative cash flow trend to continue.
     We sell all of the loans that we originate typically within 30 days of the loan’s closing with the customer. The loan sale distribution change noted above was made to increase the average return per loan, but the change also resulted in an increase in the number of days required to convert our loan inventory to cash, with loans now remaining in inventory an average of 21 days, rather than 11 days under our previous method.
     Because we sell our loans and receive the related cash an average of 21 days from loan closing, ending loan inventory at any given balance sheet date primarily relates to loans closed in the last month of the period or year. Essentially, the net positive or negative cash result between mortgage closings and loan sale proceeds tracks with the change in beginning and ending loan inventory for the period, which results not only from the loan sale change discussed in staff comment 4 above but also from the timing of loan closing volume. The loan sale distribution method change will not result in a permanent negative effect on our operating cash flows. Please note that for the quarter ended March 31, 2011, we experienced a net positive cash result between mortgage closings and loan sale proceeds.
Contractual Obligation, page 36
Staff comment: 6. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. These payments should be separately presented. Please also disclose any assumptions made to derive these amounts.
     NVR’s only current outstanding debt instrument is a Mortgage Repurchase Facility with a term of less than one year that our mortgage subsidiary, NVR Mortgage Finance, Inc., utilizes periodically to fund its mortgage origination activity. The full amount of the outstanding borrowings at December 31, 2010 was repaid by January 3, 2011.
     We confirm that, in future filings, when we have outstanding borrowings under the Mortgage Repurchase Facility at year end, we will add the interest payment obligation as a separate line item and amend the footnote to the table describing how the interest payment was calculated, as follows:

“Contractual Obligations
     Our fixed, non-cancelable obligations as of December 31, 2010, were as follows:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Debt (a)	$90,338	$90,338	$—	$—	$—
Interest on debt (a)	45	45	—	—	-
Capital leases (b)	2,359	346	1,288	725	—
Operating leases (c)	74,408	19,014	24,020	14,448	16,926
Purchase obligations (d)	43,178	*	*	*	*
Executive Officer employment contracts (e)	9,323	1,863	3,730	3,730	—
Other long-term liabilities (f)	28,963	28,377	586	—	—

Total	$248,614	$139,983	$29,624	$18,903	$16,926

(a)	Borrowings are pursuant to a Master Repurchase Facility that expires on August 2, 2011 that NVR Mortgage Finance, Inc. utilizes to fund its mortgage origination activities. We paid a total of $45 of interest upon repayment of borrowings outstanding at December 31, 2010, which were fully repaid on January 3, 2011.”
[Other footnotes omitted]
Critical Accounting Policies, page 36
Land Under Development, page 37
Staff Comment: 7. We note that if indicators of impairment are present for a community, you perform an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. Please disclose the number of communities you identified as having indicators of impairment and quantify the aggregate carrying values of these communities as of the date you performed your impairment analysis. This information will help readers understand the materiality of communities which may be more at risk for impairment.
     On a very limited basis, we acquire raw parcels of land already zoned for its intended use to develop into finished lots. At December 31, 2010, we had approximately $78 million in land under development in four separate communities. The four communities were acquired at various times between June and October 2010 at current market pricing. Also on a limited basis, NVR obtains finished lots using joint venture limited liability companies (“JVs”). At December 31, 2010, we had an aggregate investment totaling approximately $37 million in three separate JVs, two of which were entered into in mid-2009 and one in March 2010. None of the four communities classified as land under development nor any of the undeveloped land held by the three JV’s had any indicators of impairment at December 31, 2010.
     However, we confirm that, in future filings, we will amend the critical accounting policy disclosure within MD&A and the related financial statement footnote disclosure of land under development within our statement of significant accounting policies to clarify whether any of the land under development or joint venture interests had impairment indicators, and if so, we will disclose the aggregate carrying values of such communities, as follows:
     “On a very limited basis, we directly acquire raw parcels of land already zoned for its intended use to develop into finished lots. Land under development includes the land acquisition costs, direct improvement costs, capitalized interest, where applicable, and real estate taxes.
     Land under development, including the land under development held by our unconsolidated joint ventures and the related joint venture investments, is reviewed for potential write-downs when impairment indicators are present. In addition to considering market and economic conditions, we assess land under development impairments on a community-by-community basis, analyzing, as applicable, current sales absorption levels, recent sales’ gross profit, and the dollar differential between the projected fully-developed cost of the lots and the current market price for lots. If indicators of impairment are present for a community, we perform an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, and if so, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated future cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams.
     At December 31, 2010, we had approximately $78,000 in land under development in four separate communities. In addition, at December 31, 2010, we had an aggregate investment totaling approximately $37,000 in three separate JVs that controlled land under development. None of the four communities classified as land under development nor any of the undeveloped land held by the three JV’s had any indicators of impairment at December 31, 2010. As such, we do not believe that any of the land under development is impaired at this time. However, there can be no assurance that we will not incur impairment charges in the future due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.”

Financial Statements
Notes to Financial Statements
Note 10. Commitments and Contingencies, page 79
Staff Comment: 8. For all of the matters disclosed, you are unable to determine the likelihood of an unfavorable outcome. Please help us better understand for each matter why you are not able to determine the likelihood that you will incur a loss. You should specifically address the length of time that has passed as it relates to the sales and marketing matter for which lawsuits were filed in 2004 and 2007. If you do determine that there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of that loss or range of possible loss or state that such loss cannot be estimated. Refer to ASC 450-20-50. To the extent you are not able to estimate the reasonably possible loss, please provide us with a specific and comprehensive discussion as to why you cannot make an estimate and what procedures are in place on a quarterly basis to attempt to determine such an estimate.
     On a quarterly basis, in connection with the preparation of our quarterly and annual periodic reports and financial statements, we evaluate our loss contingencies to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred and, if it is at least reasonably possible, whether a possible loss or range of loss can reasonably be estimated under the provisions of ASC Topic 450-20-25-2. That evaluation, which is a critical component of our disclosure controls and procedures, starts with a review of the status of each outstanding threatened, pending or asserted loss contingency with our general counsel, who manages all litigation matters for us. In addition to discussions with our general counsel, as applicable, we also discuss loss contingencies with management personnel associated with the matter and with outside counsel and other advisers. Annually, this review also encompasses requests to outside counsel for audit response letters describing any new legal proceedings and updating the status of existing legal proceedings. This evaluation includes a careful consideration of each contingency, including, as applicable, the procedural status of each matter, whether the matter has been or is likely to be certified as a class action, the judgment of counsel regarding the likelihood of our success on the merits, the existence of opportunities to seek dismissal or settlement of the matter, the length of time for which the matter has been pending, the status and course of any discovery, and the amount of potential damages, if any.
     We confirm that in the preparation of our Form 10-K for the fiscal year ended December 31, 2010, following the evaluation described above, we concluded that we were unable to determine the likelihood of an unfavorable outcome for the three contingencies disclosed in Note 10 to the audited financial statements.

Sales and Marketing Representatives Matter
     With respect to the lawsuits seeking overtime wages for our sales and marketing representatives (the “SMR Matter”), we arrived at this conclusion based on a number of factors. First, although the SMR Matter began in 2004 when an action was filed in the Western District of New York, the issues raised by that lawsuit were effectively unaddressed for a period of three years while an ancillary matter was disposed of before the court. The portion of the lawsuit relating to sales and marketing representatives did not become active until 2007, at which time similar suits were filed in a number of other states. The actions filed in other states have been stayed pending resolution of issues raised in the New York action. The SMR Matter has made little progress towards resolution since 2007. Currently, and at the time of the preparation of our Form 10-K, the SMR Matter was still in discovery and the facts remain very much in dispute. No motions have been filed for disposition on the merits or otherwise before trial. Accordingly, despite the fact that approximately seven years have passed since the SMR Matter was initiated, the case is still in relatively early stages.
     We will continue to assess, on a quarterly basis based on updated information, whether we are able to determine the likelihood of an unfavorable outcome of the SMR Matter. If we were to determine that a loss is at least reasonably possible, we would include additional disclosure in accordance with ASC Topic 450-20-25-2.
EPA Matter
     Our conclusion that we could not determine the likelihood of an unfavorable outcome in the matter concerning the United States Environmental Protection Agency (the “EPA Matter”) is also based on a number of factors specific to that matter. NVR is one of a number of homebuilders that received requests for information relating to storm water discharge practices in connection with homebuilding projects. In addition, the EPA has only requested information from us, and has given no indication that it is contemplating any enforcement or other action against us. Accordingly, our view is that the EPA Matter is in an early stage and involves significant uncertainty as to how it will progress.
     We will continue to assess, on a quarterly basis based on updated information, whether we are able to determine the likelihood of an unfavorable outcome of the EPA Matter. If we were to determine that a loss is at least reasonably possible, we would include additional disclosure in accordance with ASC Topic 450-20-25-2.
North Carolina Matter
     We concluded that we could not determine the likelihood of an unfavorable outcome in the matter involving the Office of the Commissioner of Banks of the State of North Carolina (the “NCCOB Matter”) due primarily to the novelty of the core claims, which we believe have no merit, and the pace at which the investigation has progressed. As noted in our Form 10-K, the NCCOB issued to us in 2010 a Report of Examination (“ROE”) alleging violations of lending and consumer protection laws. As disclosed in the Form 10-K, we responded to the ROE, essentially disagreeing with its core conclusions, and the NCCOB responded by narrowing its allegations. We responded to those allegations on January 12, 2011, providing additional factual information and again refuting the NCCOB’s interpretation of applicable law. The NCCOB has not yet responded to our January letter. There has been no discussion or threat of litigation in this matter, nor have the parties engaged in any discussions of settlement. Accordingly, while we believe that we have provided the NCCOB with the information necessary to resolve the matter, we cannot be certain whether further questions or requests for information will be forthcoming.
     We will continue to assess, on a quarterly basis based on updated information, whether we are able to determine the likelihood of an unfavorable outcome of the NCCOB Matter. If we were to determine that a loss is at least reasonably possible, we would include additional disclosure in accordance with ASC Topic 450-20-25-2.
Staff Comment: 9. You state that you do not expect that the NCCOB matter will have a material adverse effect on your financial position. Please expand your disclosure to assess the potential for a material adverse effect on your results of operations and liquidity.
     We confirm that in future filings we will expand our disclosure to assess the potential for a material adverse effect on our results of operations and liquidity, in addition to our financial position.
     As an example, below is sample language based on the disclosure in our Form 10-K for the fiscal year ended December 31, 2010:
     “In April 2010, NVRM received a Report of Examination (“ROE”) from the Office of the Commissioner of Banks of the State of North Carolina (the “NCCOB”) reporting certain findings that resulted from the NCCOB’s examination of selected files relating to loans originated by NVRM in North Carolina between August 1, 2006 and August 31, 2009. The ROE alleged that certain of the loan files reflected violations of North Carolina and/or U.S. lending or consumer protection laws. The ROE requested that NVRM correct or otherwise address the alleged violations and in some instances requested that NVRM undertake an examination of all of its other loans in North Carolina to determine whether similar alleged violations may have occurred, and if so, to take corrective action. NVRM responded to the ROE by letter dated June 10, 2010, contesting the findings and allegations, providing factual information to correct certain of the findings, and refuting the NCCOB’s interpretation of applicable law. On November 15, 2010, the NCCOB provided a written response to NVRM’s June 10, 2010 letter closing certain alleged violations while reasserting certain other violations. On January 12, 2011, NVRM responded to the NCCOB’s November

15, 2010 letter providing additional factual information to address the remaining findings, and refuting the NCCOB’s interpretation of applicable law. Accordingly, while the Company believes that it has provided the NCCOB with all necessary information to resolve the matter, the Company does not believe that it can determine the likely outcome of the matter ~~is currently not determinable~~. However, the Company does not expect resolution of the matter to have a material adverse effect on the Company’s financial position, results of operations or liquidity.”
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011
General
Staff comment: 10. Please address the above comments in your interim filings as well, as applicable.
     We confirm that each of the above prospective, amended disclosures will be addressed in our interim filings, as applicable.
Notes to the Financial Statements
Note 12. Commitments and Contingent Liabilities, page 16
Staff comment: 11. We note your discussion of several contingent liabilities in your Form 10-K for the year ended December 31, 2010 that have not been discussed in your Form 10-Q. With reference to Rule 10-01(a)(5), address the need to continue to disclose such matters even though a significant change since your year-end may not have occurred.
     The following analyzes each of the contingencies disclosed in our 2010 Form 10-K:
-	The minimum lease payment disclosure relates to operating leases for our multiple office space locations, model homes, manufacturing facilities, automobiles and office equipment. There has been no change in the amounts for which we are obligated or in the type or terms of these typical leases that have a material impact on us. Because of that, we concluded that interim disclosure was not necessary for a fair presentation of our quarterly financial statements.

-	The narrative disclosure on how we typically acquire finished lots is included in footnote 2 to our March 31, 2011 Form 10-Q beginning on page 7, and the updated specific performance purchase obligation relative to finished lots is included in the same footnote within the table on page 8. The commitment to place additional forfeitable deposits with land developers under existing lot option contracts assuming contractual milestones are met totaled $45.131 million at March 31, 2011 compared to $43.178 million at December 31, 2010, an increase of $1.953 million. We believe that our investors recognize that we are continuously in the market to acquire additional finish lots under lot option contracts. Because of that belief, and the less than $2.0 million change to the overall commitment, we concluded that interim disclosure was not necessary for a fair presentation of our quarterly financial statements.

-	We have historically disclosed that we enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize our obligations under various contracts. The amounts disclosed as outstanding at December 31, 2005, 2006, 2007, 2008, 2009 and 2010 were $33.3 million, $36.0 million, $31.3 million, $30.4 million, $36.9 million and $38.3 million, respectively. Our commitment for such obligations totaled $39.75 million at March 31, 2011. We believe that our investors recognize that we continuously have such outstanding obligations based upon the industries in which we operate and our previous disclosures. Because of that belief, and because the current outstanding obligation is within a normal range of our previously disclosed obligations, we concluded that interim disclosure was not necessary for a fair presentation of our quarterly financial statements.

-	A disclosure of our warranty reserves was included in our March 31, 2011 Form 10-Q on page 11.

-	A disclosure of the sales and marketing representative overtime wage lawsuit was included in our March 31, 2011 Form 10-Q on page 17. See staff comment number 8 above.

-	A disclosure of the Request for Information from the United States Environmental Protection Agency was included in our March 31, 2011 Form 10-Q on page 17. See staff comment number 8 above.

-	A disclosure of the Report of Examination from the Office of the Commissioner of Banks of the State of North Carolina was included in our March 31, 2011 Form 10-Q. See staff comments numbers 8 and 9 above.

-	A disclosure of the existence of ordinary course litigation was included in our March 31, 2011 Form 10-Q on page 17.

MD&A, page 18
General
Staff Comment: 12. The home sales environment in the first quarter of 2011 was characterized by reduced demand for new homes, as nationwide new home sales in the first quarter of 2011 declined to near a 50 year low. The homebuilding market continued to be negatively impacted by a sluggish economy, high unemployment and a tight mortgage lending environment. In addition to the pressures on demand, new homes sales have been negatively impacted by further declines in existing home prices. As a result, you continue to face sales and pricing pressures in many of your markets. You discuss the impact of the home sales environment on new orders and cancellations. Given that you expect to continue to experience pressure on sales and selling prices over at least the next several quarters in all of your markets, please also disclose your consideration of the home sales environment in regards to whether additional impairment charges need to be recorded on your homebuilding inventory, land under development, and contract land deposits.
     On pages 30 and 31 in our Critical Accounting Policies, we disclose our policies for reviewing impairments on our homebuilding inventory, land under development and contract land deposits. In those disclosures, we state relative to our land under development that “[w]e do not believe that any of the land under development, all of which was acquired during 2010, is impaired at this time,” and further state relative to our contract land deposit assets that “we consider the allowance for losses on contract land deposits reflected on the March 31, 2011 balance sheet to be adequate.” Based on our building cycle as described in our answer to staff comment number 2, home inventory impairments are immaterial and we expect that to continue.
     However, to enhance our disclosure presentation, we confirm that in future filings we will also address in our overview section our consideration of the home sales environment in regards to whether additional impairment charges need to be recorded on our homebuilding inventory, land under development, and contract land deposits.
     As an example, below is sample language based on the disclosure in our Form 10-Q for the fiscal quarter ended March 31, 2011:
     “We expect to continue to experience pressure on sales and selling prices over at least the next several quarters in all of our markets, as significant economic uncertainties remain. Further, our expectation of continued sales and pricing pressures has been factored into the impairment analysis of our homebuilding inventory, land under development and contract land deposits. We assess our land under development and contract land deposits each quarter for impairment on a community-by-community basis by considering, among other items, overall market and economic conditions, and analyzing, as applicable, current sales absorption levels and recent sales’ gross profit. At this time, we do not believe that any of the land under development, all of which was acquired during 2010, is impaired, and we consider the allowance for losses on contract land deposits reflected on the March 31, 2011 balance sheet to be adequate. Further, we believe that our homebuilding inventory is stated at the lower of cost or market. However, there can be no assurance that we will not incur impairment charges in the future due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010, contains numerous provisions affecting residential mortgages and mortgage lending practices. Because these provisions are to be implemented through future rulemaking, the ultimate impact of such provisions on lending institutions, including our mortgage banking subsidiary, will depend on how the implementing rules are written. Despite these uncertainties, we believe that we are well positioned to take advantage of opportunities that may arise due to the strength of our balance sheet and liquidity.”
     In connection with our response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your consideration of this response. I can be reached at 703/956-4003 should you need any clarifications.
Sincerely,
/s/ Robert W. Henley
Robert W. Henley
Vice President and Controller

CC:	Mr. Alan Dye, Esq. (HoganLovells) Mr. Tom Gerth (KPMG LLP) Mr. Dennis M. Seremet (NVR, Inc. — Chief Financial Officer)